HITECHLAW GROUP LLC

1050 Winter Street, Suite 1000 Waltham, MA 02541 781-839-7215 781-530-3605 (Fax)

August 28, 2008

VIA EDGAR AND FACSIMILE 202-772-9210

Evan S. Jacobson, Esq. Division of Corporation Finance Securities and Exchange Commission Washington, D. C. 20549-4561

Re:	LocatePLUS Holdings Corporation Soliciting Materials filed pursuant to Rule 14a-12 Filed August 11, 2008 by ACE Investment Group

Preliminary Proxy Statement on Schedule 14A Filed August 15, 2008 by ACE Investment Group, et al. File No. 000-49957

Dear Mr. Jacobson:

      ACE Inc. and certain of its affiliates (collectively "ACE Shareholder Group") has today filed with the Securities and Exchange Commission (the "Commission"), pursuant to the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Regulation 14A thereunder, an Amendment No. 1 (the "Amendment") to their Preliminary Proxy Statement on Schedule 14A (the "Preliminary Proxy Statement") originally filed with the Commission on August 11, 2008, and re-filed on August 15, 2008, relating to the solicitation of proxies with respect to the securities of LocatePLUS Holdings Corporation, a Delaware corporation ("LocatePLUS" or the "Company").

      On behalf of ACE Shareholder, I am are writing to respond to the comments raised in your letter to Thomas Murphy, President of ACE, Inc. on behalf of the staff of Division of Corporation Finance of the Commission (the "Staff") dated August 20, 2008. The responses below correspond to the captions and numbers of those comments in your letter. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Proxy Statement. I would be happy to discuss any of our responses with member of the Staff if you have any questions.

      As a general response, I have responded to each comment by making what I believe to be a responsive and appropriate revision to reflect the Commission's comments wherever possible. In some cases, I have re-written certain sections to bring them into compliance with the applicable rules. Before I respond to each specific comment as to how I addressed a specific concern there are several global changes to the Preliminary Proxy Statement which I wish to highlight at this time. Given the time crunch that the ACE Shareholder Group is under to be able to send out its proxy prior to the September 15th Annual Meeting of Shareholders, several

Evan S. Jacobson, Esq. Division of Corporation Finance Securities and Exchange Commission Page 2

participants were dropped from the proxy due to their inability to provide on a timely basis, the information required with regard to Item 5(b) of Schedule 14A. Additionally, as it is not clear to the ACE Shareholder Group as to what changes may have occurred, the participants have decided not to submit to a vote of the shareholders the repeal of any By-Law amendments which could prevent the ACE nominees, if elected, from serving on the Company's Board of Directors.

The following is a point by point response to the Commission's letter as to how the Preliminary Proxy Statement was modified to comply with your comments.

Soliciting Materials filed pursuant to Rule 14a-12

1.

We have previously sent to your attention supplemental material to provide context to the genesis of this Proxy contest and the participants have amended the Preliminary Proxy Statement to better chronicle the sequence of events which have lead to the filing of the Preliminary Proxy Statement. We have completely revised the letter to the Board of Directors which is attached as Exhibit A to this letter and we believe that it is responsive to the comments raised by the Commission.

Preliminary Proxy Statement

2.	We have made the revision to indicate that the proxy statement and the form of proxy are preliminary copies.

3.	We have revised the cover of Schedule 14A and have added George J. Isaac and Patrick F. Murphy to the list of persons responsible for filing the proxy statement.

4.

We have revised the proxy statement to clearly delineate the relationship of the parties to ACE, Inc. To the best of our knowledge after due inquiry, there is no existing relationship between the participants and LocatePLUS Holdings Corporation other than as shareholders.

5.	The disclosure with regard to participants who have filed Schedule 13D has been added to the Proxy Statement.

6.

There are now only two proposals being put forward by the Proxy Statement. The accompanying press release with regard to the Definitive Proxy Statement, if issued, will clearly indicate that the participants are putting forward two proposals before the shareholders.

Evan S. Jacobson, Esq. Division of Corporation Finance Securities and Exchange Commission Page 3

7.	The Proxy Statement has been revised to add the language from the Company's Definitive Proxy Statement relating to deadlines for submitting shareholder proposals.

Proposal1 - Election of Directors, page 3

8.

The Company's By-Laws allow for the election of up to 9 directors. The Company has put forth a slate of 5 directors to be elected by the Shareholders at the Annual Meeting of Shareholders. The Company's Definitive Proxy Statement does not indicate or discuss the status of those directors not standing for election. The disclosure in the Preliminary Proxy Statement has been revised to discuss the various potential outcomes with regard to the election of the ACE nominees to the Board of Directors including the insertion of language discussing the possibility that the ACE nominees may not constitute a majority on the Board of Directors after the Annual Meeting of Shareholders.

9.

The biographical information of the nominees has been revised so that it complies with Item 401 of Regulation S-K with the additional of definitive language clearly establishing each nominee's business activities in the last five years and including a personal business address.

10.	The disclosure in both the Preliminary Proxy Statement and Form of Proxy have been modified to comply with Rule 14a-4(c)(5).

11

The disclosure with regard to the staggered terms has been revised by using verbatim the disclosure in the Company's Definitive Proxy Statement with regard to the use of staggered terms by the Company. The biographical information for each ACE Nominee in the Preliminary Proxy Statement and the Form of Proxy has been modified to clearly delineate the term of office that each ACE Nominee will be has been nominated and if elected, intends to serve.

Proposal 3 - Repeal Certain Amendments to By-Laws. Page 7

12

In the interest of time, and in light of the Company's refusal to turn over to the participants a current copy of the Company's by-laws, the Participants have elected not to put forward the Repeal of Certain Amendments to the By-laws to a vote at the Annual Meeting of Shareholders.

13	See #12

14	See #12

Evan S. Jacobson, Esq. Division of Corporation Finance Securities and Exchange Commission Page 4

Other Matters to be Considered at the Annual Meeting, Page 9

15

The disclosure with regard to the Company Definitive Proxy Statement in the Preliminary Proxy Statement has been revised to indicate that the Company is soliciting proxies with regard to one other proposal other than the election of directors.

16

The disclosure in the Preliminary Proxy Statement and the Form of Proxy regarding the number of proposals has been modified to make clear that the participants are soliciting proxies is one proposal other than the election of directors. The language regarding any other matters properly brought before the Annual Meeting of Shareholders has been modified to track the language in the Company's Definitive Proxy Statement except for the designation of Mr. Murphy and Mr. Knoblock as proxies.

Solicitation of Proxies, page 11

17

The disclosure in the Preliminary Proxy Statement as to whom will be soliciting proxies has been modified to make clear that all of the members of the ACE Shareholder Group will be soliciting proxies from their fellow shareholders. Mr. Murphy, as an officer of ACE, Inc. will be primarily responsible for the proxy solicitation and he will act as the point of contact for all shareholders who have any questions regarding the Proxy Statement or the Form of Proxy.

Proxy Card

18	The Form of Proxy has been modified to indicate clearly that the proxy is being solicited by all of the participants.

Appendix

19

The Appendix has been modified to provide all of the information required by Item 5(b) of Schedule 14A for all participants in this solicitation. As a result certain members of the ACE Shareholder Group were removed from the solicitation since they were unable to provide information on a timely basis as to the date they acquired stock in the Company.

Evan S. Jacobson, Esq. Division of Corporation Finance Securities and Exchange Commission Page 5

In submitting this letter, the Preliminary Proxy Statement and the Form of Proxy, the ACE Shareholder Group ("filing persons") acknowledge the following representations:

•	The filing persons constituting the ACE Entities Group are responsible for the adequacy and accuracy of the disclosure in the filing;

•	All staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The filing persons may not assert as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

I can best be reached on 617-549-6060 with regard to this letter. Thank you for your time and attention.

Very truly yours,

Henry E. Knoblock, III

Evan S. Jacobson, Esq. Division of Corporation Finance Securities and Exchange Commission Page 6

EXHIBIT A

DRAFT-SUBJECT TO SEC REVIEW AND COMMENT

VIA EMAIL AND FACSIMILE (978)524-8767

September __, 2008

James Fields, Chairman The Board of Directors LocatePLUS, Inc. 100 Cummings Center Suite 235M Beverly, Massachusetts 01915

Dear Mr. Fields:

      We want to inform you that a group of shareholders today filed a Definitive Proxy Statement with the Securities and Exchange Commission ("SEC") in connection with its nomination of five candidates for election to the Board of Directors of LocatePLUS at the upcoming Annual Meeting on September 15, 2008. This Definitive Proxy has been revised from the Proxy Statement previously delivered by hand to you on August 11, 2008 to reflect comments made by the SEC . ACE is proposing that its five nominees be elected to the Board instead of the five nominees proposed by the current Board. We believe that our nominees are highly qualified, will bring much-needed additional corporate governance and operational expertise to the Board, and are committed to acting in the best interests of all shareholders. Together with the other members of the current Board, we believe we can forge a better future for our company more quickly.

Evan S. Jacobson, Esq. Division of Corporation Finance Securities and Exchange Commission Page 7

      Although our recent conversations have given me hope that with your leadership that long awaited change will occur, the ACE Shareholder Group believes that with its nominees, if elected, will create a new consensus to allow the rate of change to accelerate. Change is clearly needed. In March of 2004 the aggregate market value of common equity was approximately $70 million. Four years later the aggregate market value is barely $650,000.

      We solicit the proxy of our fellow shareholders to give all of the shareholders a greater voice in addressing the current Yorkville debt default and a variety of possible solutions to this problem facing our Company. We look forward to working with you to resolve this and other problems which face our Company.

      The ACE Shareholder Group does not take lightly an election contest for directors of a public company. We firmly believe that our nominees will be better able to represent all shareholder interests by ensuring the Board carefully reviews all alternatives to enhance value.

Kind Regards,

Thomas Murphy President ACE, Inc. 15275 Collier Blvd. Ste. #201/225 Naples, FL 34119 (866) 596-7905